

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2021

Michael K. Lester
President and Chief Executive Officer
LifeStance Health Group, Inc.
4800 N. Scottsdale Road, Suite 6000
Scottsdale, AZ 85251

> **Re: LifeStance Health Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 1, 2021**
> **File No. 333-256202**

Dear Mr. Lester:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 27, 2021 letter.

Registration Statement on Form S-1 Filed June 1, 2021

Dilution, page 61

1. Please expand your disclosures to provide the calculation for your as adjusted net tangible book value deficit of $399.4 million as of March 31, 2021.

Unaudited Pro Forma Financial Information
Note 2- Adjustments to Unaudited Pro Forma Condensed Consolidated Financial Information, page 70

2. Please expand your disclosure in footnote (II) to explain, in further detail, how the adjustments in the amounts of $27,236 and $315,779 for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively, were calculated.

        You may contact Tracie Mariner at 202-551-3744 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Jeffrey Gabor at 202-551-2544 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Thomas Fraser, Esq.